As filed with the Securities and Exchange Commission on October 28, 2020

Registration Statement No. 333-249380

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

(Post-Effective Amendment No. 1)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AKERNA CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7374	83-2242651
(State or other jurisdiction of incorporation or organization)	Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1630 Welton Street, Floor 4

Denver, Colorado 80202

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

Corporation Service Company

251 Little Falls Drive

Wilmington, Delaware 19808

(Address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Jason K Brenkert, Esq. Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 Telephone: (303) 352-1133 Fax Number: (303) 629-3450	Steven D. Uslaner, Esq. Mark F. Coldwell, Esq. Littman Krooks LLP 655 Third Avenue, 20th Floor New York, New York 10017 Telephone: (212) 490-2020 Facsimile: (212) 490-2990

From time to time after the effective date of this registration statement

(Approximate date of commencement of proposed sale to public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☒ 333-249380

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

This Registration Statement shall become effective upon filing in accordance with Rule 462(b) under the Securities Act of 1933, as amended.

Explanatory Note

Explanatory Note:  This Post-Effective Amendment No. 1 to Form S-1 Registration Statement (333-249380) is filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended (the “Securities Act”), solely to add exhibits to the previously effective Registration Statement by removing the previously filed Exhibit 5.1 and replacing it with Exhibit 5.1 filed herewith in order to reflect an increase in the number of shares covered by the legal opinion of Dorsey & Whitney LLP and to add the placement agency agreement and form of subscription agreement to the exhibits. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part II Item 16(a) of the Registration Statement on Form S-1 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of the additional exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

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SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-1/A and authorized registration statement to be signed on its behalf by the undersigned, in the city of Denver, Colorado on October 28, 2020.

AKERNA CORP.

By:	/s/ Jessica Billingsley
Name: Jessica Billingsley
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jessica Billingsley	Chief Executive Officer and Director	October 28,2020
Jessica Billingsley	(Principal Executive Officer)

/s/ John Fowle	Chief Financial Officer	October 28, 2020
John Fowle	(Principal Financial and Accounting Officer)

/s/ Scott Sozio*	Director	October 28, 2020
Scott Sozio

/s/ Tahira Rehmatullah*	Director	October 28, 2020
Tahira Rehmatullah

/s/ Matthew Kane*	Director	October 28, 2020
Matthew Kane

/s/ Mark Iwanowski*	Director	October 28, 2020
Mark Iwanowski

* By:	/s/ Jessica Billingsley
Jessican Billinglsey
Attorney-in-Fact pursuant to Power of Attorney dated October 8, 2020

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EXHIBIT INDEX

Exhibit
Number	Description
1.1*	Placement Agency Agreement between the registrant and A.G.P./Alliance Global Partners dated October 28, 2020

4.9*	Form of Subscription Agreement

5.1*	Opinion of Dorsey & Whitney LLP

23.3*	Consent of Dorsey & Whitney LLP (included as Exhibit 5.1)

24.1	Power of Attorney (incorporated by reference to the signature page to the Regsitration Statement on Form S-1 filed by the Regsitrant on October 8, 2020)

*	Filed herewith.

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